Exhibit 99.5

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH
SUITE 524
DUBLIN, OHIO 43017

(614)766-1426          (614) 766-1459 FAX

November 5, 2009

Mr. Curtis R. Kollar
Chief Financial Officer
Charter Bank
1233 OG Skinner Dr
West Point, Georgia 31833

Re: Business Plan Proposal

Dear Mr. Kollar:

This letter represents our proposal to prepare a complete three-year Business Plan (“Plan”) for Charter Bank and Charter Financial Corp., MHC (collectively “Charter” or the “Bank”), to fulfill the requirements of the Office of Thrift Supervision (“OTS”) relating to Charter’s second stage conversion and stock offering (the “stock offering”). The Plan will focus on Charter’s new three-year pro formas, the impact of the stock offering on Charter and the planned use of proceeds.

Keller & Company is experienced in preparing business plans for filing with and approval by all regulatory agencies. We prepared thirty-four in 2006, thirty-three in 2007 and thirty-five in 2008, and all were approved. Charter’s Plan will be based on the format provided in the attached Exhibit A. We will prepare the three-year pro formas and each discussion section in accordance with regulatory requirements and based on your input. Our objective is to ensure that the Bank’s Plan is in compliance with all applicable requirements, and that management and directorate are knowledgeable of and comfortable with the assumptions, commitments and projections contained in the Plan, making the Plan useful for the future. We have filed numerous Plans with the OTS in connection with conversions and second stage stock offerings and are familiar with their pre-filing requirements for business plans.

Mr. Curtis R. Kollar
November 5, 2009

Exhibit B provides a sample set of pro formas. Charter’s pro formas will incorporate the most current interest rate projections available. Our procedure in preparing the Plan and three-year projections is to request key financial information, including the most recent TFR and CMR Reports, investment portfolio mix, recent lending activity, interest rate risk report, level and maturity of borrowed funds, deposit activity, costs and yields and other data from Charter. Based on a review of this information, I will then schedule a time to meet with management to discuss the Bank’s plans and expectations for the remainder of 2009, 2010, 2011 and the first three quarters of 2012, focusing on such items as use of proceeds, deposit growth expectations, loan origination projections, paydown of borrowed funds, reduction in brokered deposits, new products and services, increases in general valuation allowance, changes in real estate owned, capital expenditures, increases in fixed assets, investment strategy, expansion via merger/acquisition transactions, branch plans, overhead expenses, fees and charges, total compensation, etc. We will then prepare financial projections tying the beginning figures to Charter’s September 30, 2009, TFR Report balances, incorporating the Bank’s current yields on interest-earning assets and your current costs of interest-bearing liabilities. Assets and liabilities will be repriced based on their maturity period, with such items tied to rate indices and their yields and costs adjusting based on interest rate trends. The projections will be based on Charter’s actual performance in 2008 and year-to-date 2009, in conjunction with the input from discussions with management. We can introduce numerous scenarios for internal use as part of the preparation of the Plan to show the impact of alternative strategies and the impact of proceeds at any other levels rather than the midpoint as required by OTS.

With each set of pro formas, we will send Charter a discussion summary of the assumptions for easy review and comments (Exhibit C). After your review of the pro formas, we will make any adjustments that are required. When the pro formas are complete, we will provide the final pro forma financial statements, as well as pro formas for the new holding company (Exhibit D). The holding company financials will recognize the current and projected income and expense activity of Charter Financial Corp.

With regard to the text of the Plan, we will complete each section in draft form for your review, and revise each section based on management’s comments and requests. We will also send a copy to the conversion counsel for their input and comments. The Plan will be in full compliance with all regulatory requirements. We will also prepare a quarterly comparison chart each quarter after the stock offering for presentation to the board, showing the quarterly variance in actual performance relative to projections and provide comments on the variance, at no charge.

Keller will also prepare a pre-filing summary business plan for submission to the OTS Regional Office in Atlanta, reviewing Charter’s planned conversion, discussing the Bank’s planned use of proceeds, reviewing the Bank’s current financials and financial impact of the conversion, highlighting the Bank’s plans for the next three years and providing a table showing the planned use of proceeds. Such discussion of the use of proceeds will correlate to the final use of proceeds to be detailed in the forthcoming three-year Business Plan. This service will be provided immediately, recognizing that the final decision to pursue the second stage conversion has not been finalized. There will be no separate charge for the preparation of this pre-filing letter.

Mr. Curtis R. Kollar
November 5, 2009

Our fee for the preparation of the Plan text and pro formas is $40,000, plus out-of-pocket expenses not to exceed $3,500. The fee includes a retainer of $5,000 to be paid at the time of finalizing the decision to move forward with the second stage conversion. The retainer will be deducted from the total fee at the time of completion of the Plan.

We look forward to possibly working with Charter and its management and would be pleased to discuss our proposal or answer any questions.

Sincerely,

KELLER and COMPANY, INC.

/s/ Michael R. Keller
Michael R. Keller
President

MRK:jmm
enclosure

Accepted this 6 day of NOVEMBER, 2009.

/s/ Curtis R. Kollar
Curtis R. Kollar
Chief Financial Officer